Exhibit 99.1

MFI Received Nasdaq Notification Regarding Filing Rule Deficiency

HONG KONG, May 21, 2026 /PRNewswire/ — mF International Limited (NASDAQ:MFI) (“mF International” or the “Company”), today announced that it has received written notification (the “Notification Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) dated May 18, 2026, notifying the Company that it is not in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Filing Rule”) as it has not yet filed its annual report on Form 20-F for the year ended December 31, 2025 (the “Form 20-F”). The Filing Rule requires a company that listed on the Nasdaq Capital Market to timely file all required periodic financial reports on or before the date they are required to be filed. The Company filed a Form 12b-25 (the “NT 20-F”) which extended the due date for the Form 20-F to May 15, 2026 but as of the date hereof the Company has not yet filed the Form 20-F.

The Notification Letter has no immediate effect on the listing or trading of the Company’s class A ordinary shares on the Nasdaq Capital Market. In accordance with Nasdaq’s listing rules, the Company has until July 17, 2026 to submit a plan of compliance to Nasdaq addressing how the Company intends to regain compliance with the Filing Rule (the “Plan”). If Nasdaq accepts the Plan, Nasdaq may grant the Company up to 180 calendar days from the filing’s due date, or until November 11, 2026, to regain compliance. If Nasdaq does not accept the Plan, various appeal options exist under applicable listing rules.

The Company is currently working with its accounting, audit and legal professionals to prepare and submit the Plan to Nasdaq and to prepare the Form 20-F. During this time, the Company expects that its class A ordinary shares will continue to be listed and traded on the Nasdaq Capital Market.

About mF International Limited

mF International Limited is a British Virgin Islands holding company with operating subsidiaries in Hong Kong. The Company’s principal Hong Kong operating subsidiary, m-FINANCE, is a Hong Kong-based experienced financial trading solution provider principally engaged in the development and provision of financial trading solutions via internet or platform as software as a service, or SaaS. mF has announced its plans to initiate a digital asset treasury strategy, which will include investments in BCH (Bitcoin Cash) and other digital assets; to develop BCH self-mining capabilities; and to apply for an insurance license to operate a digital asset-denominated direct life insurance business. For more information, please visit the Company’s website: https://ir.m-finance.com/.

Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for the Company, including the Company’s plans to file its annual report on Form 20-F for the year ended December 31, 2025, expectations to expand its digital asset treasury strategy and other statements containing the words “believe,” “expect,” “intend,” “may,” “projects,” “will,” “planned,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its reporting timelines, financial condition, results of operations, business strategy and financial needs. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof.

Contact Information

mF International Limited

Investor Relations Department

Email: ir@mfi.ltd

ICR, LLC

Email: mFInternational.IR@icrinc.com